Exhibit 99.1

EXECUTION VERSION

MANULIFE FINANCIAL CORPORATION

DEBT SECURITIES

UNDERWRITING AGREEMENT

May 14, 2020

To the Underwriters named in Schedule II hereto

Ladies and Gentlemen:

Manulife Financial Corporation, a Canadian corporation incorporated under the Insurance Companies Act (Canada) (the “Company”), proposes to issue and sell to the underwriters named in Schedule II hereto (the “Underwriters”) the aggregate principal amounts of its 2.484% Senior Notes due 2027 set forth in Schedule I hereto (the “Securities”), to be issued pursuant to the provisions of an indenture dated as of September 17, 2010 (as amended and supplemented, the “Base Indenture”) between the Company and The Bank of New York Mellon, as trustee (the “Trustee”), as amended and supplemented by a third supplemental indenture thereto relating to the Securities, to be dated as of the Closing Date (as defined in Section 4 hereof), between the Company and the Trustee (the “Third Supplemental Indenture” and, together with the Base Indenture, as so amended and supplemented, the “Indenture”). BofA Securities, Inc., Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC shall act as representatives of the several Underwriters (the “Representatives”).

1.    Representations and Warranties. The Company represents and warrants to and agrees with each of the Underwriters that:

(a)    The Company meets the requirements under the Securities Act (Ontario) and the rules, regulations and national, multijurisdictional or local instruments and published policy statements applicable in the Province of Ontario, including the rules and procedures established pursuant to National Instrument 44-101 — Short Form Prospectus Distributions and National Instrument 44-102 — Shelf Distributions (the “Shelf Procedures”), for the distribution of the Securities in the Province of Ontario pursuant to a final short form base shelf prospectus (collectively, the “Ontario Securities Laws”); a final short form base shelf prospectus in respect of up to CDN$10,000,000,000 aggregate initial offering amount of debt securities, preferred shares, common shares, subscription receipts, warrants and units of the Company (the “Shelf Securities”) has been filed with the Ontario Securities Commission (the “Reviewing Authority”) and each of the applicable securities commissions or similar regulatory authorities in each of the provinces and territories of Canada (the “Canadian Securities Regulators”) in respect of the offering of the Shelf Securities; a receipt has been obtained from the Reviewing Authority for and on behalf of itself and each of the other Canadian Securities Regulators pursuant to Multilateral Instrument 11-202 — Passport System and National Policy 11-202 — Process for Prospectus Reviews in Multiple Jurisdictions (collectively, the “Passport System”) in respect of such final short form base shelf prospectus in the form heretofore delivered to the Representatives (together with all documents filed in connection therewith and all documents incorporated by reference therein); no other document pertaining to such final short form base shelf prospectus or document incorporated by reference therein has been filed with the Reviewing Authority as principal regulator and with each of the other Canadian Securities Regulators except for any documents heretofore delivered to the Representatives; no order having the effect of ceasing or suspending the distribution of the Shelf Securities (including the Securities) has been issued by the Reviewing Authority or any other Canadian Securities Regulator and no proceeding for that purpose has been initiated or, to the knowledge of the Company, threatened by the Reviewing Authority or any other Canadian Securities Regulator (the final short form base shelf prospectus, as most recently amended, if applicable, filed with the Reviewing Authority as principal regulator and with each of the other Canadian Securities Regulators on or before the date of this Agreement for which a receipt has been obtained from the Reviewing Authority for and on behalf of itself and each of the other Canadian Securities Regulators pursuant to the Passport System being hereinafter called the “Canadian Basic Prospectus”). The preliminary prospectus supplement relating to the offering of the Securities which excludes certain pricing information and other final terms of the Securities, together with the Canadian Basic Prospectus, is hereinafter called the “Canadian Preliminary Prospectus”; the final prospectus supplement relating to the offering of the Securities which includes the pricing and other information omitted from the Canadian Preliminary Prospectus, to be filed with the Reviewing Authority as principal regulator and with each of the other Canadian Securities Regulators in accordance with the Shelf Procedures and in accordance with Section 6(a) hereof, together with the Canadian Basic Prospectus, is hereinafter called the “Canadian Prospectus”. As used herein, the terms “Canadian Basic Prospectus,” “Canadian Preliminary Prospectus,” and “Canadian Prospectus” shall include the documents, if any, incorporated by reference therein.

(b)    The Company meets the general eligibility requirements for use of Form F-10 under the U.S. Securities Act of 1933, as amended (the “Securities Act”). The Company has filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form F-10 (File No. 333-235315), as amended, relating to the Shelf Securities and an appointment of agent for service of process on Form F-X (the “Form F-X”) relating to the registration statement. The Company has caused the Trustee to prepare and file with the Commission a Form T-1 Statement of Eligibility and Qualification of the Trustee (the “Form T-1”) under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”); there are no reports or other information that in accordance with the requirements of the Reviewing Authority must be made publicly available in connection with the offering of the Securities that have not been made publicly available as required; there are no documents required to be filed with the Reviewing Authority in connection with the Prospectuses (as defined below) that have not been filed as required; there are no contracts, documents or other materials required to be described or referred to in the Registration Statement or the Prospectuses or to be filed or incorporated by reference as exhibits to the Registration Statement that are not described, referred to or filed or incorporated by reference as required and, in the case of those documents filed, that have not been delivered to the Representatives. The registration statement as amended as of the Effective Date (as defined below), including the prospectus constituting a part thereof, all exhibits thereto (but excluding the Form T-1) and the documents incorporated by reference therein at the time such registration statement became effective, and including any information deemed by virtue of Rule 430B under the Securities Act to be part of the registration statement as of the Effective Date (“430B Information”), is hereinafter called the “Registration Statement”); “Effective Date” means the effective date of the Registration Statement pursuant to

Rule 430B under the Securities Act for purposes of liability under Section 11 of the Securities Act of the Company or the Underwriters with respect to the offering of the Securities; the base prospectus relating to the Shelf Securities filed as part of the Registration Statement, in the form in which it has most recently been filed with the Commission on or prior to the date of this Agreement, is hereinafter called the “Basic Prospectus”; the Basic Prospectus, as supplemented by the preliminary prospectus supplement specifically relating to the Securities, in the form in which it has most recently been filed with the Commission on or prior to the date of this Agreement, is hereinafter referred to as the “Preliminary Prospectus”. For purposes of this Agreement, “free writing prospectus” has the meaning set forth in Rule 405 under the Securities Act, “Time of Sale Prospectus” means the Preliminary Prospectus together with the final term sheet substantially in the form set forth in Schedule IV hereto and the other free writing prospectuses, if any, each identified in Schedule I hereto, “electronic road shows” means any “bona fide electronic road show” as defined in Rule 433(h)(5) under the Securities Act, and “Prospectus” means the final prospectus supplement relating to the offering of the Securities that discloses the public offering price and other 430B Information and other final terms of the Securities, together with the Basic Prospectus, filed with the Commission pursuant to General Instruction II.L. of Form F-10 in accordance with Section 6(a) hereof. As used herein, the terms “Basic Prospectus,” “Preliminary Prospectus,” “Time of Sale Prospectus” and “Prospectus” shall include the documents, if any, incorporated by reference therein as of the relevant time.

The Terms “supplement,” “amendment,” and “amend” as used herein with respect to the Registration Statement, the Canadian Basic Prospectus, the Canadian Preliminary Prospectus, the Canadian Prospectus, the Basic Prospectus, the Preliminary Prospectus, the Time of Sale Prospectus, the Prospectus or any free writing prospectus shall include any document subsequently filed by the Company pursuant to the Shelf Procedures or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the case may be, that are deemed to be incorporated by reference therein. As used herein, “Basic Prospectuses” shall mean, collectively, the Canadian Basic Prospectus and the Basic Prospectus; “Preliminary Prospectuses” shall mean, collectively, the Canadian Preliminary Prospectus and the Preliminary Prospectus; and “Prospectuses” shall mean, collectively, the Canadian Prospectus and the Prospectus.

(c)    Each document filed or to be filed with the Reviewing Authority and incorporated by reference in the Canadian Preliminary Prospectus or the Canadian Prospectus, as amended or supplemented, if applicable, when such documents were or are filed with the Reviewing Authority, conformed or will conform when so filed in all material respects to the requirements of the securities laws, rules, regulations and published policy statements, blanket orders, orders, national and local instruments and notices applicable in each of the provinces and territories of Canada (“Canadian Securities Laws”), and none of such documents, as of their respective dates, contained or will contain any untrue statement of material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; each document, if any, filed or to be filed pursuant to the Exchange Act and incorporated by reference in the Time of Sale Prospectus or the Prospectus complied or will comply when so filed in all material respects with the Exchange Act and the applicable rules and regulations of the Commission thereunder, and none of such documents, as of their respective dates, contained or will contain any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions contained in the Canadian Preliminary Prospectus, the Canadian Prospectus, the Time of Sale Prospectus or the Prospectus, as amended or supplemented, if applicable, made in reliance upon and in conformity with information relating to any Underwriter furnished to the Company in writing by such Underwriter through the Representatives expressly for use therein as of the relevant time.

(d)    The Canadian Basic Prospectus conforms, and the Canadian Prospectus, as amended or supplemented, if applicable, will conform, in all material respects with the applicable requirements of Canadian Securities Laws; the Canadian Preliminary Prospectus, as of its filing date, did not, and the Canadian Prospectus, as amended or supplemented, if applicable, as of its filing date and as of the Closing Date, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and the Canadian Preliminary Prospectus, as of its filing date, constituted, and the Canadian Prospectus, as amended or supplemented, if applicable, as of its filing date and as of the Closing Date, will constitute, full, true and plain disclosure of all material facts relating to the Securities and the Company within the meaning of the Securities Act (Ontario); provided, however, that this representation and warranty shall not apply to any statements or omissions contained in the Canadian Preliminary Prospectus or the Canadian Prospectus, as amended or supplemented, if applicable, made in reliance upon and in conformity with information relating to any Underwriter furnished to the Company in writing by such Underwriter through the Representatives expressly for use therein.

(e)    The Registration Statement has become effective; no stop order suspending the effectiveness of the Registration Statement is in effect, and no proceedings for such purpose are pending before, or to the knowledge of the Company, threatened by the Commission.

(f)    (i) Each part of the Registration Statement, as of the Effective Date, did not contain, and each such part, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the Registration Statement, as of the Effective Date, the Preliminary Prospectus, as of the date of the preliminary prospectus supplement specifically relating to the Securities, and the Time of Sale Prospectus, as of the Time of Sale (which shall be defined to be 4:15 p.m. Eastern Standard Time on the date hereof), complied, and as amended or supplemented, if applicable, will comply, as of the date of the final prospectus supplement specifically relating to the Securities, and the Prospectus, as of the date of the final prospectus supplement specifically relating to the Securities, and as amended or supplemented on or prior to the Closing Date, if applicable, will comply, in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder, (iii) the Time of Sale Prospectus, as of the Time of Sale, did not, and at the Closing Date, the Time of Sale Prospectus, as then amended or supplemented by the Company, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (iv) each electronic road show, when considered together with the Time of Sale Prospectus, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and (v) the Prospectus, as amended or supplemented, if applicable, as of the date of the final prospectus specifically relating to the Securities and as of the Closing Date, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that the representations and warranties set forth in this paragraph do not apply to (A) any statements or omissions made in reliance upon and in conformity with information relating to any Underwriter furnished to the Company in writing by such Underwriter through the Representatives expressly for use therein or (B) that part of the Registration Statement that constitutes the Form T-1. As of the respective date of each and on the Closing Date, the Preliminary Prospectus conforms in all material respects to the Canadian Preliminary Prospectus, and the Prospectus, as amended or supplemented, if applicable, will conform in all material respects to the Canadian Prospectus, as amended or supplemented, if applicable, in each case except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission. The Form F-X conforms in all material respects with the requirements of the Securities Act and the rules and regulations of the Commission under the Securities Act.

(g)    The Company is not an “ineligible issuer” in connection with the offering pursuant to Rules 164, 405 and 433 under the Securities Act. Any free writing prospectus that the Company is required to file pursuant to Rule 433(d) under the Securities Act has been, or will be, filed with the Commission in accordance with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. Each free writing prospectus that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act or that was prepared by or on behalf of or used or referred to by the Company complies or will comply in all material respects with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. Except for the free writing prospectuses identified in Schedule I hereto forming part of the Time of Sale Prospectus and the electronic road shows, each furnished to the Representatives before first use, the Company has not used or referred to, and will not, without the prior consent of the Representatives, use or refer to, any free writing prospectus.

(h)    The Company has been duly incorporated and organized and is validly existing as an insurance company with common shares under the Insurance Companies Act (Canada) (the “ICA”), is duly qualified to carry on its business in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its property and assets requires such qualification except to the extent that the failure to so qualify would not have a material adverse effect on the condition, financial or otherwise, or the results of operations, business affairs or business prospects of the Company and its subsidiaries, taken as a whole (a “Material Adverse Effect”) and has all requisite power and authority (corporate and other) to conduct its businesses and to own, lease and operate its properties and assets as described in the Time of Sale Prospectus, except where failure to do so would not reasonably be expected to have a Material Adverse Effect, and to execute, deliver and perform its obligations under this Agreement and to issue, sell and deliver the Securities.

(i)    The Company (i) is a “reporting issuer” within the meaning of the Securities Act (Ontario) and the comparable provisions of Canadian Securities Laws in each of the other provinces and territories of Canada; and (ii) is not in default under any requirement of Canadian Securities Laws, except where such default would not reasonably be expected to have a Material Adverse Effect or materially adversely impact the Company’s ability to execute, deliver and perform its obligations under this Agreement and to issue, sell and deliver the Securities.

(j)    Each “significant subsidiary” (as defined in Rule 1-02(w) of Regulation S-X under the Securities Act) (the “Significant Subsidiaries”) of the Company has been duly incorporated and is validly existing under the laws of the relevant jurisdiction set forth opposite its name in Column 2 in Schedule III to this Agreement, and each Significant Subsidiary is duly qualified to carry on its business in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its property and assets requires such qualification, except where the failure to be so qualified would not have a Material Adverse Effect, and has all requisite power and authority (corporate and other) to conduct its business and to own, lease and operate its properties and assets as described in the Time of Sale Prospectus, except where failure to do so would not reasonably be expected to have a Material Adverse Effect.

(k)    Each of the Company and its subsidiaries has conducted and is conducting its business in compliance in all respects with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on and holds all licences, permits, approvals, consents, certificates, registrations and authorizations (whether governmental, regulatory or otherwise), including insurance licences from the relevant regulatory or governmental authority in all such jurisdictions in which the Company or its subsidiaries conduct insurance business (the “Insurance Licences”), to enable its business to be carried on as now conducted and its property and assets to be owned, leased and operated, except in each case where the failure to be in such compliance or to hold such licence, permit, approval, consent, certificate, registration or authorization (including any Insurance Licence) would not have a Material Adverse Effect; and all such licences, permits, approvals, consents, certificates, registrations and authorizations are in good standing and in effect, except where the failure to be in good standing or in effect would not have a Material Adverse Effect, and none of the same contains any term, provision, condition or limitation which will have a Material Adverse Effect.

(l)    The execution and delivery by the Company of this Agreement and the performance by the Company of its obligations under this Agreement, the Indenture and the Securities will not result in a breach or violation of or default under, and will not create a state of facts which, after notice or lapse of time or both, would result in a breach or violation of or default under:

(i)    any of the terms, conditions or provisions of the by-laws, constating documents or resolutions of the shareholders or directors (or any committee thereof) of the Company or any Significant Subsidiary;

(ii)    any license, permit, approval, consent, certificate, registration or authorization (whether governmental, regulatory or otherwise) issued to the Company or any Significant Subsidiary or any agreement, indenture, lease, document or instrument to which the Company or any Significant Subsidiary is a party or by which it is contractually bound at the Time of Delivery (as defined in Section 4), except for breaches, violations or defaults which would not have a Material Adverse Effect; or

(iii)    any statute, regulation or rule applicable to the Company or any Significant Subsidiary, or any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Company or any Significant Subsidiary, except for breaches or violations which would not have a Material Adverse Effect.

(m)    The Company has not filed any confidential material change report with any of the Canadian Securities Regulators, the Toronto Stock Exchange or any other self-regulatory authority which remains confidential.

(n)    All of the issued shares of capital stock of each Significant Subsidiary are validly authorized, issued and outstanding, are fully paid and non-assessable and are owned directly or indirectly by the Company, free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever.

(o)    This Agreement has been duly authorized, executed and delivered by the Company.

(p)    On or before the Time of Delivery, all actions required to be taken by or on behalf of the Company, including the passing of all requisite resolutions of its directors, will have occurred so as to validly authorize this Agreement and the issuance and sale of the Securities as contemplated by this Agreement, and duly, punctually and faithfully perform all the obligations to be performed by it under this Agreement.

(q)    No consent, approval, authorization or order of, or qualification with, any relevant regulatory or governmental authority having jurisdiction over the Company or any of its subsidiaries or any of their properties (“Governmental Authorization”) is required in connection with the issuance and sale of the Securities or the consummation by the Company of the transactions contemplated by this Agreement or the Indenture, except such as have been, or will have been prior to the Time of Delivery, obtained under the laws of the provinces and territories of Canada, the Securities Act and the Trust Indenture Act and such Governmental Authorizations as may be required under state securities or blue sky laws in connection with the purchase and distribution of the Securities by the Underwriters.

(r)    The Indenture has been duly qualified under the Trust Indenture Act and has been duly authorized, executed and delivered by the Company and, assuming the due authorization, execution and delivery thereof by the Trustee, constitutes a legal, valid and binding obligation of the Company, enforceable in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, fraudulent conveyances, reorganization or similar laws affecting creditors’ rights generally and general principles of equity and subject to the qualifications that equitable remedies may only be granted in the discretion of a court of competent jurisdiction. The Third Supplemental Indenture has been duly authorized by the Company and, when executed and delivered by the Company, and assuming the due authorization, execution and delivery thereof by the Trustee, will constitute a legal, valid and binding obligation of the Company, enforceable in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, fraudulent conveyances, reorganization or similar laws affecting creditors’ rights generally and general principles of equity and subject to the qualifications that equitable remedies may only be granted in the discretion of a court of competent jurisdiction.

(s)    The Securities have been duly authorized by the Company and, when executed and authenticated in accordance with the provisions of the Indenture and delivered to and paid for by the Underwriters in accordance with the terms of this Agreement, will constitute valid and binding obligations of the Company, enforceable in accordance with their terms, except as enforcement thereof may be limited by bankruptcy, insolvency, fraudulent conveyances, reorganization or similar laws affecting creditors’ rights generally and general principles of equity and subject to the qualifications that equitable remedies may only be granted in the discretion of a court of competent jurisdiction, and the Securities will be entitled to the benefits of the Indenture.

(t)    There has not occurred any material adverse change, or any development involving a prospective material adverse change, in the condition, financial or otherwise, or in the earnings, business or operations of the Company and its subsidiaries, taken as a whole, from that set forth in the Time of Sale Prospectus.

(u)    As of the date hereof, the authorized capital of the Company consists of an unlimited number of common shares, an unlimited number of Class A Shares, an unlimited number of Class B Shares and an unlimited number of Class 1 Shares, of which the Company had issued and outstanding: approximately 1,939 million common shares; 14 million Class A Shares Series 2; 12 million Class A Shares Series 3; 6.336 million Class 1 Shares Series 3; 1.664 million Class 1 Shares Series 4; 8 million Class 1 Shares Series 5; 10 million Class 1 Shares Series 7; 10 million Class 1 Shares Series 9; 8 million Class 1 Shares Series 11; 8 million Class 1 Shares Series 13; 8 million Class 1 Shares Series 15; 14 million Class 1 Shares Series 17; 10 million Class 1 Shares Series 19; 17 million Class 1 Shares Series 21; 19 million Class 1 Shares Series 23; and 10 million Class 1 Shares Series 25. The Company has authorized but not issued Class 1 Shares Series 6; Class 1 Shares Series 8; Class 1 Shares Series 10; Class 1 Shares Series 12; Class 1 Shares Series 14; Class 1 Shares Series 16; Class 1 Shares Series 18; Class 1 Shares Series 20; Class 1 Shares Series 22; Class 1 Shares Series 24; and Class 1 Shares Series 26.

(v)    The consolidated financial statements of the Company included or incorporated by reference in the Time of Sale Prospectus, the Prospectuses and the Registration Statement, together with the related schedules and notes, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at the dates indicated and the consolidated results of operations and the consolidated changes in financial position of the Company and its subsidiaries for the periods specified in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”); and such consolidated financial statements, together with the related schedules and notes, have been prepared in conformity with IFRS, including the accounting requirements of the Office of the Superintendent of Financial Institutions (Canada), in each case consistently applied (except as disclosed in Note 2(a) to the Company’s consolidated financial statements for the year ended December 31, 2019) throughout the periods involved.

(w)    There is no action, suit, proceeding, inquiry or investigation before or brought by any court or any federal, provincial, state, municipal or other governmental department, commission, board, agency or body, domestic or foreign, now pending, or, to the knowledge of the Company, threatened, against or affecting the Company or any of its subsidiaries (i) other than proceedings accurately described in all material respects in the Time of Sale Prospectus and proceedings that would not have a Material Adverse Effect or a material adverse effect on the power or ability of the Company to perform its obligations under this Agreement, the Indenture or the Securities or to consummate the transactions contemplated by the Time of Sale Prospectus or (ii) that is required to be described in the Registration Statement or the Prospectuses and is not so described.

(x)    Except as disclosed in the Time of Sale Prospectus, there are no contracts, agreements or understandings between the Company and any person that would give rise to a valid claim against the Company or any Underwriter for a brokerage commission, finder’s fee or other like payment in connection with the offering of the Securities contemplated hereunder.

(y)    Except as disclosed in the Time of Sale Prospectus, neither the Company nor any of the Company’s insurance subsidiaries is a party to any contract with or other undertaking to, or is subject to any governmental order by, or is a recipient of any presently applicable supervisory letter or other written communication of any kind from, any governmental authority which has had or reasonably would be expected to have a Material Adverse Effect.

(z)    The Company is not, and after giving effect to the offering and sale of the Securities and the application of the proceeds thereof as described in the Time of Sale Prospectus and the Prospectuses, will not be, required to register as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.

(aa)    The Company and its subsidiaries (i) are in compliance with any and all applicable foreign, federal, provincial, state and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance with all terms and conditions of any such permit, license or approval; except, in each case, where such noncompliance with Environmental Laws, failure to receive required permits, licenses or other approvals or failure to comply with the terms and conditions of such permits, licenses or approvals would not, individually or in the aggregate, have a Material Adverse Effect.

(bb)    There are no costs or liabilities associated with Environmental Laws (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties) which would, individually or in the aggregate, have a Material Adverse Effect.

(cc)    The Company maintains “disclosure controls and procedures” (as defined in Rule 13a-15(e) of the Exchange Act and National Instrument 52-109 — Certificate of

Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”)) designed to provide reasonable assurances that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act or Canadian Securities Laws is recorded, processed, summarized and reported within the time periods specified in the Commission’s or Reviewing Authority’s rules and forms, as applicable, including controls and procedures designed to ensure that such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure. As of December 31, 2019, the Company evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Rule 13a-15 of the Exchange Act and as contemplated under NI 52-109, and, based on that evaluation, concluded that the Company’s disclosure controls and procedures were effective as of such date.

(dd)    The Company maintains a system of “internal control over financial reporting” (as defined in Rule 13a-15(f) of the Exchange Act and NI 52-109) designed to provide reasonable assurance regarding the preparation and fair presentation of published financial statements in accordance with IFRS, including, but not limited to internal accounting controls sufficient to provide reasonable assurance (i) that transactions are executed in accordance with management’s general or specific authorizations; (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability; (iii) that access to assets is permitted only in accordance with management’s general or specific authorization; (iv) that the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences; and (v) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s annual financial statements or interim financial statements. Based on the Company’s management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019, the Company’s internal control over financial reporting was effective as of such date. The Company’s auditors and the Audit Committee of the Board of Directors have not been advised of: (A) any material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; or (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(ee)    Neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any of their respective directors, officers, agents, employees, affiliates or other person acting on behalf of the Company or any of its subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation or a sanction for violation by such persons of the Foreign Corrupt Practices Act of 1977 or the U.K. Bribery Act 2010, each as amended, or similar law of any other relevant jurisdiction, or the rules or regulations thereunder; and the Company and its subsidiaries have instituted and maintain policies and procedures designed to ensure compliance therewith. No part of the proceeds of the offering will be used, directly or indirectly, in violation of the Foreign Corrupt Practices Act of 1977, as amended, or the U.K. Bribery Act 2010, as amended, or similar law of any other relevant jurisdiction, or the rules or regulations thereunder.

(ff)    The operations of the Company and its subsidiaries are and have been conducted in compliance in all material respects with the applicable financial recordkeeping and reporting requirements of the money laundering statutes and the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency that are applicable to the Company or its subsidiaries (collectively, the “Money Laundering Laws”) and no material action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

(gg)    Neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of its subsidiaries (i) is, or is controlled or 50% or more owned in the aggregate by or is acting on behalf of, one or more individuals or entities that are currently the subject of any sanctions administered or enforced by the United States (including any administered or enforced by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State or the Bureau of Industry and Security of the U.S. Department of Commerce), the United Nations Security Council, the European Union, a member state of the European Union (including sanctions administered or enforced by Her Majesty’s Treasury of the United Kingdom) or other relevant sanctions authority (collectively, “Sanctions” and such persons, “Sanctioned Persons” and each such person, a “Sanctioned Person”), (ii) is located, organized or resident in a country or territory that is, or whose government is, the subject of Sanctions that broadly prohibit dealings with that country or territory (collectively, “Sanctioned Countries” and each, a “Sanctioned Country”) or (iii) will, directly or indirectly, use the proceeds of this offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other individual or entity in any manner that would result in a violation of any Sanctions by, or could result in the imposition of Sanctions against, any individual or entity (including any individual or entity participating in the offering, whether as underwriter, advisor, investor or otherwise). Neither the Company nor any of its subsidiaries has engaged in any dealings or transactions with or for the benefit of a Sanctioned Person, or with or in a Sanctioned Country, in the preceding three years, nor does the Company or any of its subsidiaries have any plans to engage in dealings or transactions with or for the benefit of a Sanctioned Person, or with or in a Sanctioned Country.

(hh)    The Company was not a “passive foreign investment company”, as such term is defined in the U.S. Internal Revenue Code of 1986, as amended, for its taxable year ended December 31, 2019, and the Company does not believe it is currently a “passive foreign investment company”.

(ii)    The Company and its subsidiaries’ information technology assets and equipment (collectively, “IT Systems”) are adequate for the operation of the business of the Company and its subsidiaries as currently conducted. The Company and its subsidiaries have taken reasonable steps to implement and maintain commercially reasonable policies, procedures, and safeguards to maintain the security of the IT Systems and the confidential information (“Personal Data”) used or otherwise obtained in connection with their businesses. During the last three years, there has not been any breach or violation of the Company’s and its subsidiaries IT Systems that has had a Material Adverse Effect, except as disclosed in the Time of Sale

Prospectus. The Company and its subsidiaries are presently in compliance with all laws, regulations and court orders applicable to the security of IT Systems and Personal Data, except as would not, individually or in the aggregate, have a Material Adverse Effect.

2.    Agreements to Sell and Purchase. The Company hereby agrees to sell to the several Underwriters, and each Underwriter, upon the basis of the representations and warranties herein contained, but subject to the conditions hereinafter stated, agrees, severally and not jointly, to purchase from the Company all but not less than all of the respective principal amounts of Securities set forth in Schedule II hereto opposite its name at the purchase price set forth in Schedule I hereto.

3.    Public Offering. The Company is advised by the Representatives that the Underwriters propose to make a public offering of their respective portions of the Securities as soon after this Agreement has been entered into as in the Representatives’ judgment is advisable. The Company is further advised by the Representatives that the Securities are to be offered to the public upon the terms set forth in the Time of Sale Prospectus and the Prospectuses.

4.    Payment and Delivery. Payment for the Securities by the Underwriters shall be made to or upon the order of the Company by wire transfer payable in same-day funds to an account specified by the Company on the closing date and time set forth in Schedule I hereto, or at such other time on the same or such other date as the Representatives and the Company may agree upon in writing. The time and date of such payment are hereinafter referred to as the “Time of Delivery” and such date, the “Closing Date.”

Delivery of the Securities shall be made to the Representatives for the respective accounts of the several Underwriters against payment by the several Underwriters through the Representatives of the purchase price thereof. Delivery of the Securities shall be made through the facilities of The Depository Trust Company unless the Representatives shall otherwise instruct and agree to with the Company.

5.    Conditions to the Underwriters’ Obligations. The several obligations of the Underwriters are subject, in the discretion of the Representatives, to the condition that all representations and warranties and other statements of the Company in this Agreement are, at and as of the Time of Delivery, true and correct, the condition that the Company shall have performed all of its obligations hereunder theretofore to be performed, and the following additional conditions:

(a)    (i) The Canadian Prospectus shall have been filed with the Reviewing Authority and each of the other Canadian Securities Regulators under the Shelf Procedures and (ii) the Prospectus shall have been filed with the Commission pursuant to General Instruction II.L. of Form F-10 under the Securities Act, in each case within the applicable time period prescribed for such filing thereunder and in accordance with Section 6(a) hereof; no order having the effect of ceasing or suspending the distribution of the Securities or stop order suspending the effectiveness of the Registration Statement or any part thereof or having the effect of preventing or suspending the use of any prospectus relating to the Securities shall have been issued and no proceeding for that purpose shall have been initiated or, to the knowledge of the Company, threatened by the Canadian Securities Regulators or the

Commission; and all requests for additional information on the part of the Canadian Securities Regulators or the Commission shall have been complied with to the Representatives’ reasonable satisfaction.

(b)    Subsequent to the execution and delivery of this Agreement and prior to the Time of Delivery:

(i)    there shall not have occurred any downgrading, nor shall any notice have been given of any intended or potential downgrading or of any review for a possible change that does not indicate the direction of the possible change, in the rating accorded any of the debt securities of the Company or any of its subsidiaries by any “nationally recognized statistical rating organization,” as such term is defined in Section 3(a)(62) of the Exchange Act; and

(ii)    there shall not have occurred any change, or any development involving a prospective change, in the condition, financial or otherwise, or in the earnings, business or operations of the Company and its subsidiaries, taken as a whole, from that set forth in the Time of Sale Prospectus that, in the judgment of the Representatives, is material and adverse and that makes it, in the judgment of the Representatives, impracticable to market the Securities on the terms and in the manner contemplated in the Time of Sale Prospectus.

(c)    The Underwriters shall have received on the Closing Date a certificate, dated the Closing Date and signed by an executive officer of the Company, to the effect set forth in Section 5(b)(i) above and to the effect that the representations and warranties of the Company contained in this Agreement are true and correct as of the Closing Date and that the Company has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied hereunder on or before the Closing Date.

The officer signing and delivering such certificate may rely upon the best of his or her knowledge as to proceedings threatened.

(d)    The Underwriters shall have received on the Closing Date an opinion of Torys LLP, Canadian counsel for the Company, dated the Closing Date, in substantially the form attached hereto as Exhibit A-1. Torys LLP may limit their opinion to matters arising under the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(e)    The Underwriters shall have received on the Closing Date an opinion and negative assurance letter of Debevoise & Plimpton LLP, United States counsel for the Company, each dated the Closing Date, in substantially the forms attached hereto as Exhibit A-2 and Exhibit A-3. Debevoise & Plimpton LLP may limit their opinion to matters arising under the laws of the State of New York and the federal laws of the United States of America.

(f)    The Underwriters shall have received on the Closing Date opinions of local counsel for the Company (which may include in-house counsel), each dated the Closing Date, to the effect that each Restricted Subsidiary (as defined in the Base Indenture) has been duly incorporated, is validly existing as a corporation in good standing under the laws of the jurisdiction of its incorporation, has the corporate power and authority to own its property and to conduct its business as described in the Time of Sale Prospectus and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect.

(g)    The Underwriters shall have received on the Closing Date an opinion of in-house counsel for the Company, dated the Closing Date, in substantially the form attached hereto as Exhibit A-4.

(h)    The Underwriters shall have received on the Closing Date an opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP, United States counsel for the Underwriters, dated the Closing Date, with respect to the issuance and sale of the Securities, the Indenture, the Registration Statement, the Time of Sale Prospectus, the Prospectus as amended or supplemented, if applicable, and other related matters as the Representatives may reasonably require. Paul, Weiss, Rifkind, Wharton & Garrison LLP may limit their opinion to matters arising under the laws of the State of New York and the federal laws of the United States of America.

The opinions of counsel for the Company described in subsections (d) and (e) above shall be rendered to the Underwriters at the request of the Company and shall so state therein.

(i)    The Underwriters shall have received, on each of the date hereof and the Closing Date, a letter dated the date hereof or the Closing Date, as the case may be, in form and substance satisfactory to the Underwriters, from Ernst & Young LLP, chartered accountants, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement, the Time of Sale Prospectus and the Prospectuses, as amended or supplemented, if applicable.

6.    Covenants of the Company. The Company covenants with each Underwriter as follows:

(a)    To prepare the Canadian Prospectus and the Prospectus in a form approved by the Representatives and (i) to file the Canadian Prospectus with the Reviewing Authority and each of the other Canadian Securities Regulators in accordance with the Shelf Procedures not later than the Reviewing Authority’s close of business on the business day following the execution and delivery of this Agreement and (ii) to file the Prospectus with the Commission pursuant to General Instruction II.L. of Form F-10 under the Securities Act not later than the Commission’s close of business on the business day following the execution and delivery of this Agreement; before amending or supplementing the Registration Statement, the Time of Sale Prospectus or the Prospectuses prior to the Time of Delivery, to furnish to the Representatives a copy of each such proposed amendment or supplement and not to file any such proposed amendment or supplement to which the Representatives shall have reasonably objected in a timely manner by written notice to the Company; to file promptly all reports required to be filed by the Company with the Reviewing Authority and each of the other Canadian Securities Regulators pursuant to Canadian Securities Laws and the Commission pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act for so long as the delivery of a prospectus is required in connection with the offering or sale of the Securities, and during such same period to advise the Representatives, promptly after it receives notice thereof, (A) of the time when any amendment to the Canadian Preliminary Prospectus or Canadian Prospectus has been filed or receipted, when any supplement to the Canadian Preliminary Prospectus or Canadian Prospectus has been filed, when any amendment to the Registration Statement has been filed or becomes effective or any supplement to the Preliminary Prospectus or the Prospectus has been filed, in each case, as applicable, with the Reviewing Authority and each of the other Canadian Securities Regulators or the Commission, (B) of the issuance by the Reviewing Authority or the Commission of any stop order or of any order preventing or suspending the use of any prospectus relating to the Securities or the effectiveness of the Registration Statement, (C) of the suspension of the qualification of the Securities for offering or sale in any jurisdiction or the initiation or threatening of any proceeding for any such purpose, or (D) of any request by the Reviewing Authority and each of the other Canadian Securities Regulators or the Commission for the amending or supplementing of the Registration Statement, the Basic Prospectuses, the Preliminary Prospectuses, the Time of Sale Prospectus or the Prospectuses or for additional information relating to the Securities; and, in the event of the issuance of any such stop order or of any such order preventing or suspending the use of any prospectus relating to the Securities or suspending any such qualification, to promptly use its best efforts to obtain the withdrawal of such order.

(b)    To endeavor to qualify the Securities for offer and sale under the securities or Blue Sky laws of such jurisdictions as the Representatives shall reasonably request; provided, that in no event shall the Company be obligated to qualify to do business in any jurisdiction where it is not now so qualified, to file any general consent to service of process or to take any action that would subject it to general service of process or to taxation in any jurisdiction where it is not now so subject.

(c)    To furnish to the Representatives, without charge, a signed copy of the Registration Statement (including exhibits thereto but excluding any exhibits and documents incorporated by reference) and to deliver to each of the Underwriters, so long as delivery of a prospectus by an Underwriter or dealer may be required by the Securities Act, as many copies of the Time of Sale Prospectus, the Prospectuses, any documents incorporated therein by reference therein and any supplements and amendments thereto or to the Registration Statement as the Representatives may reasonably request.

(d)    To furnish to the Representatives a copy of each proposed free writing prospectus to be used by, or referred to by the Company and not to use or refer to any proposed free writing prospectus to which the Representatives reasonably object.

(e)    Not to take any action that would result in an Underwriter or the Company being required to file with the Commission pursuant to Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf of the Underwriter that the Underwriter otherwise would not have been required to file thereunder.

(f)    If the Time of Sale Prospectus is being used to solicit offers to buy the Securities at a time when the Prospectus is not yet available to prospective purchasers and any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Time of Sale Prospectus in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or if any event shall occur or condition exist as a result of which the Time of Sale Prospectus conflicts with the information contained in the Registration Statement then on file, or if, in the opinion of counsel for the Underwriters, it is necessary to amend or supplement the Time of Sale Prospectus or to file under Canadian Securities Laws or the Exchange Act any document incorporated by reference in the Time of Sale Prospectus in order to comply with Canadian Securities Laws, the Securities Act, the Exchange Act or the Trust Indenture Act, forthwith to notify the Representatives and, upon the request of the Representatives, prepare, file with the Reviewing Authority or the Commission, as applicable, and furnish, at its own expense, to the Underwriters and to any dealer upon request, either amendments or supplements to the Time of Sale Prospectus so that the statements in the Time of Sale Prospectus as so amended or supplemented will not, in the light of the circumstances when delivered to a prospective purchaser, be misleading or so that the Time of Sale Prospectus, as amended or supplemented, will no longer conflict with the Registration Statement, or so that the Time of Sale Prospectus, as amended or supplemented, will comply with applicable law.

(g)    If, during such period after the filing of the Prospectuses with the Reviewing Authority and the Commission, as applicable, the Prospectus (or in lieu thereof the notice referred to in Rule 173(a) under the Securities Act) is required by law to be delivered in connection with sales by an Underwriter or dealer, any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Prospectuses in order to make the statements therein, in the light of the circumstances when such Prospectus (or in lieu thereof the notice referred to in Rule 173(a) under the Securities Act) is delivered to a purchaser, not misleading, or if, in the opinion of counsel for the Underwriters, it is necessary to amend or supplement such Prospectuses or to file under Canadian Securities Laws or the Exchange Act any document incorporated by reference in such Prospectuses in order to comply with Canadian Securities Laws, the Securities Act, the Exchange Act or the Trust Indenture Act, forthwith to notify the Representatives, and, upon the request of the Representatives, prepare, file with the Reviewing Authority or the Commission, as applicable, and furnish, at its own expense, to the Underwriters and to the dealers (whose names and addresses the Representatives will furnish to the Company) to which Securities may have been sold by the Representatives on behalf of the Underwriters and to any other dealers upon request, either amendments or supplements to such Prospectus so that the statements in such Prospectuses as so amended or supplemented will not, in the light of the circumstances when such Prospectuses (or in lieu thereof the notice referred to in Rule 173(a) under the Securities Act) are delivered to a purchaser, be misleading or so that such Prospectus, as amended or supplemented, will comply with applicable law.

(h)    To make generally available to the Company’s security holders and to the Representatives as soon as practicable, but in any event not later than eighteen months after the effective date (as defined in Rule 158(c) under the Securities Act) of the Registration Statement, an earnings statement of the Company and its subsidiaries (which need not be audited) covering a period of at least twelve months beginning with the first fiscal quarter of the

Company occurring after the date of this Agreement which shall satisfy the provisions of Section 11(a) of the Securities Act and the rules and regulations of the Commission thereunder.

(i)    Whether or not the transactions contemplated in this Agreement are consummated or this Agreement is terminated, to pay or cause to be paid all expenses incident to the performance of its obligations under this Agreement, including: (i) the fees, disbursements and expenses of the Company’s counsel and the Company’s accountants in connection with the filing of the Canadian Basic Prospectus, the Canadian Preliminary Prospectus, the Canadian Prospectus and any amendment or supplement thereof with the Reviewing Authority and each of the other Canadian Securities Regulators, the registration and delivery of the Securities under the Securities Act and all other fees or expenses in connection with the preparation and filing of the Registration Statement, the Basic Prospectuses, the Preliminary Prospectuses, the Time of Sale Prospectus, the Prospectuses, any free writing prospectus prepared by or on behalf of, used by, or referred to by the Company and amendments and supplements to any of the foregoing, including the filing fees payable to the Commission relating to the Securities (within the time required by Rule 456(b)(1), if applicable), all printing costs associated therewith, and the mailing and delivering of copies thereof to the Underwriters and dealers, in the quantities hereinabove specified, (ii) all costs and expenses related to the transfer and delivery of the Securities to the Underwriters, including any transfer or other taxes payable thereon, (iii) the cost of printing or producing any Blue Sky or legal investment memorandum in connection with the offer and sale of the Securities under state securities laws and all expenses in connection with the qualification of the Securities for offer and sale under state securities laws as provided in Section 6(b) hereof, including filing fees and the reasonable fees and disbursements of counsel for the Underwriters in connection with such qualification and in connection with the Blue Sky or legal investment memorandum, (iv) all filing fees and the reasonable fees and disbursements of counsel to the Underwriters incurred in connection with the review and qualification of the offering of the Securities by the Financial Industry Regulatory Authority, Inc., (v) any fees charged by the rating agencies for the rating of the Securities, (vi) the cost of the preparation, issuance and delivery of the Securities, (vii) the fees and expenses of any Trustee and any agent of any Trustee and the fees and disbursements of counsel for any Trustee in connection with any Indenture and the Securities, (viii) the costs and expenses of the Company relating to investor presentations on any “road show” undertaken in connection with the marketing of the offering of the Securities, including, without limitation, expenses associated with the preparation or dissemination of any electronic road show, expenses associated with the production of road show slides and graphics, fees and expenses of any consultants engaged in connection with the road show presentations with the prior approval of the Company, and travel and lodging expenses of the representatives and officers of the Company and any such consultants, (ix) the document production charges and expenses associated with printing this Agreement and (x) all other costs and expenses incident to the performance of the obligations of the Company hereunder for which provision is not otherwise made in this Section. It is understood, however, that, except as provided in this Section, Section 8 entitled “Indemnity and Contribution,” and the last paragraph of Section 10 below, the Underwriters will pay all of their own costs and expenses, including fees and disbursements of their counsel, transfer taxes payable on resale of any of the Securities by them and any advertising expenses connected with any offers they may make.

(j)    If all the Securities have not been sold by the Underwriters by the date that is 25 months after the initial effective date of the Registration Statement, prior to such date, to file a new shelf registration statement and to take any other action necessary to permit the public offering of the Securities to continue without interruption; references herein to the Registration Statement shall include the new registration statement declared effective by the Commission.

(k)    During the period beginning on the date hereof and continuing to and including the Closing Date, not to offer, sell, contract to sell or otherwise dispose of in the United States any debt securities of the Company or warrants to purchase or otherwise acquire debt securities of the Company substantially similar to the Securities (other than (i) the Securities, (ii) commercial paper issued in the ordinary course of business or (iii) securities or warrants permitted with the prior written consent of the Representatives).

(l)    To prepare a final term sheet relating to the offering of the Securities, containing only information that describes the final terms of the Securities or the offering in a form consented to by the Representatives, and to file such final term sheet within the period required by Rule 433(d)(5)(ii) under the Securities Act following the date the final terms have been established for the offering of the Securities.

7.    Covenants of the Underwriters. (a) Each Underwriter represents and warrants to, and agrees with, the Company and each other Underwriter that it has not made, and will not make, any offer relating to the Securities that would constitute a “free writing prospectus” (as defined in Rule 405 under the Act), without the prior consent of the Company and the Representatives; provided, however, that prior to the preparation of the final term sheet substantially in the form set forth in Schedule IV hereto, the Underwriters are authorized to use a free writing prospectus that contains only information (i) describing the preliminary terms of the Securities or their offering or (ii) describing the final terms of the Securities which will not be inconsistent with the final term sheet substantially in the form set forth in Schedule IV hereto.

(b)    Each Underwriter, severally and not jointly (i) represents that it has not offered or sold, directly or indirectly, and agrees that it will not, directly or indirectly, offer, sell or deliver, any of the Securities in or from Canada or to any resident of Canada without the consent of the Company and (ii) agrees that it will include a comparable provision to clause (i) above of this Section 7(b) in any sub-underwriting, banking group or selling group agreement or similar arrangement with respect to the Securities that may be entered into by such Underwriter in connection with the offering of the Securities.

8.    Indemnity and Contribution. (a) The Company agrees to indemnify and hold harmless each Underwriter, each person, if any, who controls any Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, each affiliate of any Underwriter within the meaning of Rule 405 under the Securities Act and each agent of any Underwriter from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) caused by any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereof, the Basic Prospectuses, the Preliminary Prospectuses, the Time of Sale Prospectus, any issuer free writing prospectus as defined in Rule 433(h) under the Securities Act, any Company information that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act or the Prospectuses or any amendment or supplement thereto, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information relating to any Underwriter furnished to the Company in writing by such Underwriter through the Representatives expressly for use therein.

(b)    Each Underwriter agrees, severally and not jointly, to indemnify and hold harmless the Company, its directors, its officers who sign the Registration Statement and each person, if any, who controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the foregoing indemnity from the Company to such Underwriter, but only with reference to information relating to such Underwriter furnished to the Company in writing by such Underwriter through the Representatives expressly for use in the Registration Statement or any amendment thereof, the Basic Prospectuses, any preliminary prospectus, the Time of Sale Prospectus, the Prospectuses, any issuer free writing prospectus or any amendment or supplement thereto.

(c)    In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to Section 8(a) or 8(b), such person (the “indemnified party”) shall promptly notify the person against whom such indemnity may be sought (the “indemnifying party”) in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the fees and disbursements of such counsel related to such proceeding. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the indemnifying party shall not, in respect of the legal expenses of any indemnified party in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all such indemnified parties and that all such fees and expenses shall be reimbursed as they are incurred. Such firm shall be designated in writing by the Representatives, in the case of parties indemnified pursuant to Section 8(a), and by the Company, in the case of parties indemnified pursuant to Section 8(b). The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by the second and third sentences of this paragraph, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by such indemnifying party of the aforesaid request and (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding.

(d)    To the extent the indemnification provided for in Section 8(a) or Section 8(b) is unavailable to an indemnified party or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each indemnifying party under such paragraph, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other hand from the offering of the Securities or (ii) if the allocation provided by clause 8(d)(i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause 8(d)(i) above but also the relative fault of the Company on the one hand and of the Underwriters on the other hand in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Underwriters on the other hand in connection with the offering of the Securities shall be deemed to be in the same respective proportions as the net proceeds from the offering of the Securities (before deducting expenses) received by the Company and the total underwriting discounts and commissions received by the Underwriters bear to the aggregate initial public offering price of the Securities as set forth in the Prospectus. The relative fault of the Company on the one hand and the Underwriters on the other hand shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Underwriters’ respective obligations to contribute pursuant to this Section 8 are several in proportion to the respective principal amounts of Securities they have purchased hereunder, and not joint.

(e)    The Company and the Underwriters agree that it would not be just or equitable if contribution pursuant to this Section 8 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in Section 8(d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities referred to in Section 8(d) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 8, no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages that such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The remedies provided for in this Section 8 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity.

(f)    The indemnity and contribution provisions contained in this Section 8 and the representations, warranties and other statements of the Company contained in this Agreement shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of any Underwriter, any person controlling any Underwriter or any affiliate or agent of any Underwriter or by or on behalf of the Company, its officers or directors or any person controlling the Company and (iii) acceptance of and payment for any of the Securities.

9.    Termination. The Underwriters may terminate this Agreement by notice given by the Representatives to the Company, if after the execution and delivery of this Agreement and prior to the Time of Delivery (i) trading generally shall have been suspended or materially limited on, or by, as the case may be, any of the New York Stock Exchange, the Nasdaq Stock Market or the Toronto Stock Exchange, (ii) trading of any securities of the Company shall have been suspended on any exchange or in any over-the-counter market, (iii) a material disruption in securities settlement, payment or clearance services in the United States or Canada shall have occurred, (iv) any moratorium on commercial banking activities shall have been declared by Federal or New York State, Canadian federal or Ontario provincial authorities or (v) there shall have occurred any outbreak or escalation of hostilities, or any change in financial markets or any calamity or crisis that, in the judgment of the Representatives, is material and adverse and which, singly or together with any other event specified in this clause (v), makes it, in the judgment of the Representatives, impracticable or inadvisable to proceed with the offer, sale or delivery of the Securities on the terms and in the manner contemplated in the Time of Sale Prospectus or the Prospectuses.

10.    Effectiveness; Defaulting Underwriters. This Agreement shall become effective upon the execution and delivery hereof by the parties hereto.

If, on the Closing Date, any one or more of the Underwriters shall fail or refuse to purchase the Securities that it has or they have agreed to purchase hereunder on such date, and the aggregate principal amount of Underwriters’ Securities which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase is not more than one-tenth of the aggregate principal amount of the Securities to be purchased on such date, the other Underwriters shall be obligated severally in the proportions that the principal amount of Securities set forth opposite their respective names in Schedule II bears to the aggregate principal amount of Securities set forth opposite the names of all such non-defaulting Underwriters, or in such other proportions as the Representatives may specify, to purchase the Securities which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase on such date; provided, that in no event shall the principal amount of Securities that any Underwriter has agreed to purchase pursuant to this Agreement be increased pursuant to this Section 10 by an amount in excess of one-ninth of such principal amount of Securities without the written consent of such Underwriter. If, on the Closing Date, any Underwriter or Underwriters shall fail or refuse to purchase the Securities and the aggregate principal amount of Securities with respect to which such default occurs is more than one-tenth of the aggregate principal amount of Securities to be purchased on such date, and arrangements satisfactory to the Representatives and the Company for the purchase of such Securities are not made within 36 hours after such default, this Agreement shall terminate without liability on the part of any non-defaulting Underwriter or the Company. In any such case either the Representatives or the Company shall have the right to postpone the Closing Date, but in no event for longer than seven days, in order that the required changes, if any, in the Registration Statement, the Time of Sale Prospectus or the Prospectuses, as amended or supplemented, if applicable, or in any other documents or arrangements may be effected. Any action taken under this paragraph shall not relieve any defaulting Underwriter from liability in respect of any default of such Underwriter under this Agreement.

If this Agreement shall be terminated by the Underwriters, or any of them, because of any failure or refusal on the part of the Company to comply with the terms or to fulfill any of the conditions of this Agreement, or if for any reason the Company shall be unable to perform its obligations under this Agreement, the Company will reimburse the Underwriters or such Underwriters as have so terminated this Agreement with respect to themselves, severally, for all out-of-pocket expenses (including the fees and disbursements of their counsel) reasonably incurred by such Underwriters in connection with this Agreement or the offering contemplated hereunder.

11.    Entire Agreement. (a) This Agreement, together with any contemporaneous written agreements and any prior written agreements (to the extent not superseded by this Agreement) that relate to the offering of the Securities, represents the entire agreement between the Company and the Underwriters with respect to the preparation of any preliminary prospectus, the Time of Sale Prospectus, the Prospectuses, the conduct of the offering, and the purchase and sale of the Securities.

(b)    The Company acknowledges that in connection with the offering of the Securities: (i) the Underwriters have acted at arms’ length, are not agents of, and owe no fiduciary duties to, the Company or any other person, (ii) the Underwriters owe the Company only those duties and obligations set forth in this Agreement and prior written agreements (to the extent not superseded by this Agreement), if any, and (iii) the Underwriters may have interests that differ from those of the Company. The Company waives to the full extent permitted by applicable law any claims it may have against the Underwriters arising from an alleged breach of fiduciary duty in connection with the offering of the Securities.

12.    Counterparts. This Agreement may be signed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

13.    Electronic Delivery. Each of the parties to this Agreement will be entitled to rely on delivery of an electronic or facsimile copy of this Agreement bearing a manual, facsimile or other electronic signature and acceptance by each party of any such electronic or facsimile copy will be legally effective to create a valid and binding agreement between the parties to this Agreement in accordance with the terms of this Agreement.

14.    Applicable Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York.

15.    Headings. The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed a part of this Agreement.

16.    Notices. All communications hereunder shall be in writing and effective only upon receipt and if to the Underwriters shall be delivered, mailed or sent to the Representatives at the address set forth in Schedule I hereto; and if to the Company shall be delivered, mailed or sent to the address set forth in Schedule I hereto.

17.    Submission to Jurisdiction; Appointment of Agent for Service; Waiver of Jury Trial. (a) The Company irrevocably submits to the non-exclusive jurisdiction of any New York State or United States Federal court sitting in The City of New York over any suit, action or proceeding arising out of or relating to this Agreement, the Prospectuses, the Registration Statement, or the transactions contemplated hereby or thereby. The Company irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of any such suit, action or proceeding brought in such a court and any claim that any such suit, action or proceeding brought in such a court has been brought in an inconvenient forum. To the extent that the Company has or hereafter may acquire any immunity (on the grounds of sovereignty or otherwise) from the jurisdiction of any court or from any legal process with respect to itself or its property, the Company irrevocably waives, to the fullest extent permitted by law, such immunity in respect of any such suit, action or proceeding.

(b)    The Company hereby irrevocably appoints John Hancock Life Insurance Company (U.S.A.), with offices at 601 Congress Street, Boston, Massachusetts 02210 as its agent for service of process in any suit, action or proceeding described in the preceding paragraph and agrees that service of process in any such suit, action or proceeding may be made upon it at the office of such agent. The Company waives, to the fullest extent permitted by law, any other requirements of or objections to personal jurisdiction with respect thereto. The Company represents and warrants that such agent has agreed to act as the Company’s agent for service of process, and the Company agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect.

(c)    Each of the Company and the Underwriters hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

18.    Recognition of the U.S. Special Resolution Regimes. (a) In the event that any Underwriter that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Underwriter of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

(b)     In the event that any Underwriter that is a Covered Entity or a BHC Act Affiliate of such Underwriter becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against such Underwriter are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

As used in this Section 18, “BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k); “Covered Entity” means any of the following: (i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b), (ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b) or (iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b); “Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable; and “U.S. Special Resolution Regime” means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

19.    Other Liabilities Governed by Non-European Economic Area Law. Notwithstanding and to the exclusion of any other term of this Agreement or any other agreements, arrangements, or understanding between the Company and the Representatives, the Company acknowledges and accepts that a BRRD Liability arising under this Agreement may be subject to the exercise of Bail-in Powers by the Relevant Resolution Authority, and acknowledges, accepts, and agrees to be bound by:

(a)     the effect of the exercise of Bail-in Powers by the Relevant Resolution Authority in relation to any BRRD Liability of any Representative to the Company under this Agreement, that (without limitation) may include and result in any of the following, or some combination thereof:

(i)    the reduction of all, or a portion, of the BRRD Liability or outstanding amounts due thereon;

(ii)    the conversion of all, or a portion, of the BRRD Liability into shares, other securities or other obligations of the Representatives or another person, and the issue to or conferral on the Company of such shares, securities or obligations;

(iii)    the cancellation of the BRRD Liability; or

(iv)    the amendment or alteration of any interest, if applicable, thereon, the maturity or the dates on which any payments are due, including by suspending payment for a temporary period;

(b)    the variation of the terms of this Agreement, as deemed necessary by the Relevant Resolution Authority, to give effect to the exercise of Bail-in Powers by the Relevant Resolution Authority.

For the purposes of this Section 19:

“Bail-in Legislation” means in relation to a member state of the European Economic Area which has implemented, or which at any time implements, the BRRD, the relevant implementing law, regulation, rule or requirement as described in the EU Bail-in Legislation Schedule from time to time;

“Bail-in Powers” means any Write-down and Conversion Powers as defined in the EU Bail-in Legislation Schedule, in relation to the relevant Bail-in Legislation;

“BRRD” means Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms;

“BRRD Liability” means a liability in respect of which the relevant Write Down and Conversion Powers in the applicable Bail-in Legislation may be exercised;

“EU Bail-in Legislation Schedule” means the document described as such, then in effect, and published by the Loan Market Association (or any successor person) from time to time athttp://www.lma.eu.com/pages.aspx?p=499(or any such successor webpage); and

“Relevant Resolution Authority” means the resolution authority with the ability to exercise any Bail-in Powers in relation to a particular Representative.

20.    Judgment Currency. If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder into any currency other than United States dollars, the parties hereto agree, to the fullest extent permitted by law, that the rate of exchange used shall be the rate at which in accordance with normal banking procedures the Representatives could purchase United States dollars with such other currency in The City of New York on the business day preceding that on which final judgment is given. The obligation of the Company with respect to any sum due from it to any Underwriter or any person controlling any Underwriter shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first business day following receipt by such Underwriter or controlling person of any sum in such other currency, and only to the extent that such Underwriter or controlling person may in accordance with normal banking procedures purchase United States dollars with such other currency. If the United States dollars so purchased are less than the sum originally due to such Underwriter or controlling person hereunder, the Company agrees as a separate obligation and notwithstanding any such judgment, to indemnify such Underwriter or controlling person against such loss. If the United States dollars so purchased are greater than the sum originally due to such Underwriter or controlling person hereunder, such Underwriter or controlling person agrees to pay to the Company an amount equal to the excess of the dollars so purchased over the sum originally due to such Underwriter or controlling person hereunder.

Very truly yours, MANULIFE FINANCIAL CORPORATION

By:	/s/ Halina K. von dem Hagen
Name:	Halina K. von dem Hagen
Title:	Global Treasurer and Head of Capital Management

Accepted as of the date hereof

BOFA SECURITIES, INC.

CITIGROUP GLOBAL MARKETS INC.

GOLDMAN SACHS & CO. LLC

J.P. MORGAN SECURITIES LLC

MORGAN STANLEY & CO. LLC

Acting severally on behalf of themselves and the several Underwriters named in Schedule II hereto

By:	BofA Securities, Inc.

By:	/s/ Randolph B. Randolph
Name:	Randolph B. Randolph
Title:	Managing Director

By:	Citigroup Global Markets Inc.

By:	/s/ Adam D. Bordner
Name:	Adam D. Bordner
Title:	Director

By:	Goldman Sachs & Co. LLC

By:	/s/ Sam Chaffin
Name:	Sam Chaffin
Title:	Vice President

By:	J.P. Morgan Securities LLC

By:	/s/ Robert Bottamedi
Name:	Robert Bottamedi
Title:	Executive Director

By:	Morgan Stanley & Co. LLC

By:	/s/ Ian Drewe
Name:	Ian Drewe
Title:	Executive Director

SCHEDULE I

Representatives:	BofA Securities, Inc. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Indenture:	Indenture dated as of September 17, 2010, between the Company and the Trustee

Trustee:	The Bank of New York Mellon

Registration Statement File No.:	333-235315

Time of Sale Prospectus:

1.  Prospectus dated December 9, 2019 relating to the Securities.

2.  The preliminary prospectus supplement dated May 14, 2020 relating to the Securities.

3.  The free writing prospectus attached hereto as Schedule IV, to be filed by the Company under Rule 433(d) of the Securities Act.

Securities to be purchased:	US$500,000,000 2.484% Senior Notes due 2027

Aggregate Principal Amount:	US$500,000,000

Purchase Price:	99.600% of the principal amount, plus accrued interest, if any, from May 19, 2020

Maturity:	May 19, 2027

Interest Rate:	2.484% per annum, accruing from May 19, 2020

Interest Payment Dates:	May 19 and November 19, commencing November 19, 2020

Closing Date and Time:	May 19, 2020 at 8:00 a.m.

Closing Location:	Paul, Weiss, Rifkind, Wharton & Garrison LLP Toronto-Dominion Centre 77 King Street West Suite 3100, P.O. Box 226 Toronto, Ontario M5K 1J3

Address for Notices to Underwriters:

BofA Securities, Inc. 50 Rockefeller Plaza NY1-050-12-02 New York, NY 10020 Facsimile: (646) 855-5958 Attention: High Grade Transaction Management/Legal

— and — Citigroup Global Markets Inc. 388 Greenwich Street New York, NY 10013 Attention: General Counsel Fax: (646) 291-1469 — and —

Goldman Sachs & Co. LLC 200 West Street, New York, NY 10282-2198 Attention: Registration Department — and —

J.P. Morgan Securities LLC 383 Madison Avenue New York, NY 10179 Facsimile: (212) 834-6081 Attention: Investment Grade Syndicate Desk — and —

Morgan Stanley & Co. LLC 1585 Broadway, 29th Floor New York, NY 10036 Attention: Investment Banking Division Phone: (212) 761-6691 Facsimile: (212) 507-8999

— with a copy to —

Paul, Weiss, Rifkind, Wharton & Garrison LLP
Toronto-Dominion Centre
77 King Street West
Suite 3100, P.O. Box 226
Toronto, Ontario M5K 1J3
Facsimile: (416) 981-7230
Attention: Christopher J. Cummings, Esq.

Address for Notices to the Company:	Manulife Financial Corporation 200 Bloor Street East Toronto, Ontario M4W 1E5 Email: Halina_von_dem_Hagen@manulife.com Attention: Halina K. von dem Hagen

— with a copy to — Debevoise & Plimpton LLP 919 Third Avenue New York, New York 10022

Facsimile: (212) 521-7375 Attention: Peter J. Loughran, Esq.

SCHEDULE II

Underwriter	Principal Amount of Notes To Be Purchased
BofA Securities, Inc.	$70,000,000
Citigroup Global Markets Inc.	70,000,000
Goldman Sachs & Co. LLC	70,000,000
J.P. Morgan Securities LLC	70,000,000
Morgan Stanley & Co. LLC	70,000,000
BNP Paribas Securities Corp.	20,000,000
HSBC Securities (USA) Inc.	20,000,000
RBC Capital Markets, LLC	20,000,000
Wells Fargo Securities, LLC	20,000,000
ANZ Securities, Inc.	10,000,000
BMO Capital Markets Corp.	10,000,000
MUFG Securities Americas Inc.	10,000,000
Nomura Securities International, Inc.	10,000,000
SMBC Nikko Securities America, Inc.	10,000,000
Standard Chartered Bank	10,000,000
TD Securities (USA) LLC	10,000,000
Total	$500,000,000

II-1

SCHEDULE III

SIGNIFICANT SUBSIDIARIES

Column 1 — Name of Significant Subsidiary	Column 2 — Jurisdiction of Incorporation/Continuance of Significant Subsidiary	Column 3 — Percentage of Direct or Indirect Ownership of each Significant Subsidiary by the Corporation
The Manufacturers Life Insurance Company	Canada	100%
John Hancock Life Insurance Company (U.S.A.)	Michigan	100%
Manulife (International) Limited	Bermuda	100%
Manulife Life Insurance Company	Japan	100%

III-1

SCHEDULE IV

Free Writing Prospectus

(To Preliminary Prospectus Supplement dated May 14, 2020 and Prospectus dated December 9, 2019)

MANULIFE FINANCIAL CORPORATION

US$500,000,000 2.484% SENIOR NOTES DUE 2027

FINAL TERM SHEET

May 14, 2020

US$500,000,000 2.484% Senior Notes due 2027

Issuer:	Manulife Financial Corporation (the “Company”)

Title of Security:	2.484% Senior Notes due 2027 (the “Notes”)

Aggregate Principal Amount Offered:	US$500,000,000

Maturity Date:	May 19, 2027

Price to Public:	100.000% per Note and accrued interest, if any, from May 19, 2020

Net Proceeds to the Company before Expenses:	US$498,000,000

Underwriting Discount:	0.400%

Coupon (Interest Rate):	2.484%

Yield:	2.484%

Benchmark Treasury Price and Yield:	100-03+; 0.484%

Spread to Benchmark Treasury:	T + 200 basis points

Benchmark Treasury:	0.500% due April 30, 2027

Interest Payment Dates:	May 19 and November 19 of each year, beginning on November 19, 2020

Optional Redemption:	The Company may redeem the Notes, in whole or in part, at any time, and from time to time. The redemption price for the Notes to be redeemed on any redemption date that is prior to March 19, 2027 (the date that is two months prior to the maturity of the Notes) (the “Par Call Date”), will be equal to the greater of (i)

100% of the principal amount to be redeemed plus accrued and unpaid interest to, but excluding, such redemption date and (ii) the sum of the present values of the remaining scheduled payments of principal and interest (excluding interest accrued to the redemption date) on the Notes to be redeemed from the redemption date to the Par Call Date (assuming for such purpose that the notes matured on the Par Call Date), discounted to such redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

The redemption price for the Notes to be redeemed on any redemption date that is on or after the Par Call Date will be equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, such redemption date.

The Company may also redeem all (but not less than all) of the Notes if certain changes affecting Canadian withholding taxes occur.

Trade Date:	May 14, 2020

Settlement Date:	May 19, 2020 (T+3)*

CUSIP/ISIN:	56501RAK2 / US56501RAK23

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Co-Managers:

ANZ Securities, Inc.

BMO Capital Markets Corp.

BNP Paribas Securities Corp.

HSBC Securities (USA) Inc.

MUFG Securities Americas Inc.

Nomura Securities International, Inc.

RBC Capital Markets, LLC

SMBC Nikko Securities America, Inc.

Standard Chartered Bank

TD Securities (USA) LLC

Wells Fargo Securities, LLC

*

Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the Trade Date will generally be required, by virtue of the fact that the Notes initially settle on the third (3rd) business day following the Trade Date, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on the Trade Date should consult their advisors.

The Company has filed a registration statement (including a base shelf prospectus dated December 9, 2019) and a preliminary prospectus supplement dated May 14, 2020 (including the base shelf prospectus, the “Prospectus”) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and the documents incorporated therein by reference that the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company or any underwriter participating in the offering will arrange to send you the Prospectus and any document incorporated therein by reference if you request such documents by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, J.P. Morgan Securities LLC collect at 1-212-834-4533, or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

EXHIBIT A-1

FORM OF OPINION OF TORYS LLP

(To be delivered pursuant to Section 5(d)

of the Underwriting Agreement)

1.	The Company has been incorporated and is existing under the ICA.

2.

The Company has the corporate power and capacity to carry on its business as now conducted and as currently proposed to be conducted, to own, lease and operate its property and assets and to execute, deliver and perform its obligations under the Underwriting Agreement and the Indenture.

3.	The Manufacturers Life Insurance Company (“MLI”) has been amalgamated and is existing under the ICA.

4.	MLI has the corporate power and capacity to carry on its business as now conducted and as currently proposed to be conducted, and to own, lease and operate its property and assets.

5.

The authorized capital of the Company consists of (a) an unlimited number of Common Shares, (b) an unlimited number of Class A Shares, issuable in series, of which (A) one has been designated as “Class A Shares Series 2” and (B) one has been designated as “Class A Shares Series 3”, (c) an unlimited number of Class 1 Shares, issuable in series, of which (A) one has been designated as “Class 1 Shares Series 3”, (B) one has been designated as “Class 1 Shares Series 4”, (C) one has been designated as “Class 1 Shares Series 5”, (D) one has been designated as “Class 1 Shares Series 6”, (E) one has been designated as “Class 1 Shares Series 7”, (F) one has been designated as “Class 1 Shares Series 8”, (G) one has been designated as “Class 1 Shares Series 9”, (H) one has been designated as “Class 1 Shares Series 10”, (I) one has been designated as “Class 1 Shares Series 11”, (J) one has been designated as “Class 1 Shares Series 12”, (K) one has been designated as “Class 1 Shares Series 13”, (L) one has been designated as “Class 1 Shares Series 14”, (M) one has been designated as “Class 1 Shares Series 15”, (N) one has been designated as “Class 1 Shares Series 16”, (O) one has been designated as “Class 1 Shares Series 17”, (P) one has been designated as “Class 1 Shares Series 18”, (Q) one has been designated as “Class 1 Shares Series 19”, (R) one has been designated as “Class 1 Shares Series 20”, (S) one has been designated as “Class 1 Shares Series 21”, (T) one has been designated as “Class 1 Shares Series 22”, (U) one has been designated as “Class 1 Shares Series 23”, (V) one has been designated as “Class 1 Shares Series 24”, (W) one has been designated as “Class 1 Shares Series 25” and (X) one has been designated as “Class 1 Shares Series 26” and (d) an unlimited number of Class B Shares, issuable in series.

6.	The Company is a “reporting issuer” in the Province of Ontario under the Securities Act (Ontario) (the “OSA”) and is not in default of any requirements of the OSA and the regulations thereunder.

7.

The Underwriting Agreement has been duly authorized by the Company, and, to the extent execution and delivery is a matter governed by the laws of the Province of Ontario or the federal laws of Canada applicable therein, executed and delivered by the Company.

8.

The Securities have been duly authorized by the Company and, assuming that the Securities have been duly authenticated by the Trustee in the manner described in the Indenture and under New York Law (as defined below), the Securities have been, to the extent issuance, execution and

A-1-1

delivery are matters governed by the laws of the Province of Ontario or the federal laws of Canada applicable therein, duly issued, executed and delivered by the Company.

9.

The Base Indenture has been duly authorized by the Company and, to the extent execution and delivery are matters governed by the laws of the Province of Ontario or the federal laws of Canada applicable therein, duly executed and delivered by the Company.

10.

The Third Supplemental Indenture has been duly authorized by the Company and, to the extent execution and delivery are matters governed by the laws of the Province of Ontario or the federal laws of Canada applicable therein, duly executed and delivered by the Company.

11.

The global certificates representing the Securities have been duly authorized by the Company and, to the extent execution and delivery are matters governed by the laws of the Province of Ontario or the federal laws of Canada applicable therein, assuming that the Securities have been duly authenticated by the Trustee in the manner provided for in the Indenture, duly executed and delivered by the Company.

12.

The execution and delivery of the Underwriting Agreement and the Indenture, the fulfillment of the terms of the Underwriting Agreement and the Indenture by the Company, and the issuance, sale and delivery of the Securities do not and will not result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under:

(a)	any of the terms, conditions or provisions of the by-laws, constating documents or resolutions of the shareholders or directors (or any committee thereof) of the Company;

(b)	any law, statute, regulation or rule applicable to the Company; or

(c)	any of the terms of the material debt agreements of the Company listed in a schedule to such counsel’s opinion.

13.

The Indenture and the issuance of the Securities thereunder comply, to the extent applicable, with the provisions of the ICA and the Business Corporations Act (Ontario) (the “OBCA”) (except that an exemption order has been obtained under section 46(4) of the OBCA to exempt the Indenture from the application of Part V of the OBCA, including to permit a trustee not resident or authorized to do business in Ontario to act as trustee under the Indenture); no registration, filing or recording of the Indenture under the laws of the Province of Ontario or the federal laws of Canada applicable therein is necessary or required for the issue of the Securities or the consummation of the transactions contemplated by the Underwriting Agreement or the Indenture. All necessary documents have been filed, all necessary proceedings have been taken by the Company and all necessary authorizations, approvals, permits, consents and orders have been obtained under Ontario Securities Laws to permit the Securities to be issued, offered, sold and delivered pursuant to the U.S. Canadian Multi-Jurisdictional Disclosure System (“MJDS”) in the United States; and no other consent, approval, authorization, license, order, registration, qualification or decree of or with any government, governmental instrumentality, authority or agency or court of Canada or the Province of Ontario is required for such issuance, offering, sale or delivery of the Securities pursuant to MJDS in the United States or the consummation by the Company of the transactions contemplated by the Underwriting Agreement, except such as have been obtained.

A-1-2

14.

There are no reports or other information that in accordance with the requirements of the Reviewing Authority must be made publicly available in connection with the offering of the Securities that have not been made publicly available as required, and there are no documents required to be filed with the Reviewing Authority in connection with the Canadian Prospectus that have not been filed as required.

15.

Other than as set forth in the Canadian Prospectus, to our knowledge, there is no action, proceeding or investigation pending or threatened by or against the Company or any of its Significant Subsidiaries, at law or in equity, before or by any federal, provincial, state, municipal or other governmental department, commission, board or agency, domestic or foreign, which questions the validity of the issuance of the Securities or of any action taken or to be taken by the Company pursuant to the Underwriting Agreement or in connection with the issuance of the Securities.

16.	All necessary corporate action has been taken by the Company to authorize the execution and delivery of the Canadian Prospectus.

17.

A receipt has been obtained from the Reviewing Authority in respect of the Canadian Basic Prospectus and, to our knowledge, the Reviewing Authority has not revoked such receipt and no order suspending the distribution of the Securities has been issued by the Reviewing Authority and no proceeding for that purpose has been initiated or threatened by the Reviewing Authority.

18.

The Canadian Prospectus (excluding the financial statements, other financial data included or incorporated therein or omitted therefrom, as to which such counsel need express no opinion, and excluding the documents incorporated by reference in the Canadian Prospectus) appears on its face to have been appropriately responsive in all material respects to the requirements of Ontario Securities Laws as interpreted by the Reviewing Authority and the requirements of Ontario Securities Laws for a public distribution in the United States only of securities pursuant to Companion Policy 71-101CP — To National Instrument 71-101 The Multijurisdictional Disclosure System.

19.

Each document incorporated by reference in the Canadian Prospectus (excluding the financial statements and notes thereto, the financial statement schedules and other financial data included or incorporated by reference therein or omitted therefrom, as to which we do not express any opinion), when such document was filed with the Reviewing Authority, appear on their face to have been appropriately responsive in all material respects to the requirements of Ontario Securities Laws as interpreted by the Reviewing Authority.

20.	The Company is eligible to file a short form prospectus with the Reviewing Authority and use the Shelf Procedures in respect of the Securities.

21.	The Canadian Prospectus has been filed with the Reviewing Authority in the manner and within the time period required by the Shelf Procedures.

22.

The statements in the Registration Statement under Part II of the registration statement on Form F-10 under the heading “Indemnification of Directors and Officers”, insofar as such statements constitute statements of the laws of the Province of Ontario or the federal laws of Canada applicable therein or purport to summarize provisions of agreements or instruments, have been reviewed by us and fairly summarize the matters described therein and are accurate in all material respects.

A-1-3

23.	The form of global certificate representing the Securities has been approved by the Company and complies with the provisions of the ICA.

24.	The attributes and characteristics of the Securities conform in all material respects with the statements relating thereto contained in the Canadian Prospectus.

25.

The statements in the Canadian Prospectus under the headings “ICA Restrictions and Approvals”, “Constraints on Shares”, “Enforceability of Civil Liabilities” and “Statutory and Contractual Rights of Withdrawal and Rescission Applicable to Canadian Investors”, insofar as such statements constitute statements of Canadian federal or Ontario law, have been reviewed by us and fairly summarize the matters described therein and are accurate in all material respects.

26.

The statements in the Canadian Prospectus under the heading “Additional Restrictions on Declaration of Dividends”, insofar as such statements purport to summarize provisions of agreements or instruments, provide, in all material respects, a fair summary of such agreements or instruments.

27.

Subject to the assumptions and qualifications set out therein, the statements as to matters of the federal laws of Canada under the heading “Certain Canadian Federal Income Tax Considerations” in the Canadian Prospectus are accurate in all material respects.

28.

All payments by the Company pursuant to the Underwriting Agreement shall be made without withholding for taxes under the Income Tax Act (Canada) provided that such payments are not in respect of services rendered in Canada.

29.

No tax imposed under Part IX of the Excise Tax Act (Canada) will be payable by the Company or collectable by an Underwriter in respect of the payment of commissions as contemplated by the Underwriting Agreement to an Underwriter that is not resident of Canada, provided that such commissions are in respect of services performed by the Underwriter wholly outside of Canada and for the resale of Securities by an Underwriter to U.S. residents.

30.

No stamp duty, documentary taxes or similar taxes are payable by the Company under the federal laws of Canada or the laws of the Province of Ontario in connection with the sale and delivery of the Securities pursuant to the Underwriting Agreement to the Underwriters or the resale of Securities by an Underwriter to U.S. residents.

31.

A court of competent jurisdiction in the Province of Ontario (an “Ontario Court”) would give effect to the choice of the law of the State of New York (“New York Law”) as the proper law governing the Underwriting Agreement and the Indenture, provided that such choice of law is bona fide (in the sense that it was not made with a view to avoiding the consequences of the laws of any other jurisdiction) and provided that such choice of law is not contrary to “public policy”, as that term is applied by an Ontario Court. Based on the facts of which we have knowledge, in our opinion, there are no reasons under the laws of the Province of Ontario or the federal laws of Canada applicable therein for avoiding the choice of New York Law to govern the Underwriting Agreement and the Indenture.

32.

In an action on a final and conclusive judgment in personam for a fixed sum of money of any State or Federal Court in the Borough of Manhattan, City and State of New York (a “New York Court”) that is not impeachable as void or voidable under New York Law, an Ontario Court (a) would not refuse to recognize the non-exclusive jurisdiction of the court rendering such judgment on the basis of process being served on John Hancock Life Insurance Company

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(U.S.A.) as the agent of the Company to receive service of process in the United States under the Underwriting Agreement or the Indenture provided the Company has not purported to revoke the appointment or John Hancock Life Insurance Company (U.S.A.) has not terminated the agency or otherwise rendered service on it ineffective and (b) would give effect to the provisions in the Underwriting Agreement and the Indenture whereby the Company submits to the non-exclusive jurisdiction of a New York Court.

33.

If the Underwriting Agreement or the Indenture are sought to be enforced in the Province of Ontario in accordance with the laws applicable thereto as chosen by the parties, namely New York Law, an Ontario Court would, to the extent specifically pleaded and proved as a fact by expert evidence, recognize the choice of New York Law and, upon appropriate evidence as to such law being adduced, apply such law to all issues that under the conflict of laws rules of the Province of Ontario are to be determined in accordance with the proper or general law of a contract, provided that none of the provisions of the Underwriting Agreement or the Indenture, or of New York Law, are contrary to “public policy” as that term is applied by an Ontario Court; provided, however, that, in matters of procedure, the laws of the Province of Ontario will be applied, including the Limitations Act, 2002 (Ontario), and an Ontario Court will retain discretion to decline to hear such action if it is contrary to “public policy”, as that term is applied by an Ontario Court, for it to do so, or if it is not the proper forum to hear such an action, or if concurrent proceedings are being brought elsewhere. Based on the facts of which we have knowledge, in our opinion there are no reasons under the laws of the Province of Ontario or the federal laws of Canada applicable therein and no reasons, to our knowledge, with respect to the application of New York Law by an Ontario Court, for avoiding enforcement of the Underwriting Agreement or the Indenture, based on “public policy”, as that term is applied by an Ontario Court.

34.

The laws of the Province of Ontario and the federal laws of Canada applicable therein permit an action to be brought in an Ontario Court on a final and conclusive judgment in personam for a fixed sum of money of a New York Court that is subsisting and unsatisfied respecting the enforcement of the Underwriting Agreement or the Indenture and that is not impeachable as void or voidable under New York Law if: (a) such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with “public policy” as such term is applied by an Ontario Court, or contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada) in respect of certain judgments, laws and directives having effect on competition in Canada; (b) such judgment is not under appeal and there is not a subsisting judgment in another jurisdiction relating to the same cause of action; (c) the enforcement of such judgment does not constitute, directly or indirectly, the enforcement of foreign revenue or penal laws; (d) the action to enforce such judgment is commenced within the applicable limitation period; and (e) a court rendering such judgment had jurisdiction over the Company as recognized by the courts of the Province of Ontario (in our opinion, submission under the provisions of the Underwriting Agreement and the Indenture to the non-exclusive jurisdiction of a New York Court will be sufficient for this purpose). Based on the facts of which we have knowledge, in our opinion there are no reasons under the laws of the Province of Ontario or the federal laws of Canada applicable therein for avoiding recognition of judgments of a New York Court under the Underwriting Agreement or the Indenture based on “public policy”, as that term is applied by an Ontario Court.

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EXHIBIT A-2

FORM OF OPINION OF DEBEVOISE & PLIMPTON LLP

(To be delivered pursuant to Section 5(e)

of the Underwriting Agreement)

1.

The Underwriting Agreement has been duly executed and delivered on behalf of the Company, to the extent execution and delivery of the Underwriting Agreement are governed by the laws of the State of New York.

2.

Each of the Base Indenture and the Supplemental Indenture has been duly executed and delivered on behalf of the Company to the extent execution and delivery of the Base Indenture and the Supplemental Indenture are governed by the laws of the State of New York; the Indenture constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

3.	The Base Indenture has been duly qualified under the Trust Indenture Act of 1939, as amended.

4.

The Securities have been duly executed on behalf of the Company, to the extent execution of the Securities is governed by the laws of the State of New York, and, when issued and authenticated on behalf of the Trustee in accordance with the terms of the Indenture and delivered to and paid for by the Underwriters today in accordance with the terms of the Underwriting Agreement, the Securities will constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, and will be entitled to the benefits of the Indenture.

5.

The statements in the Prospectus under the headings “Description of the Notes” in the Prospectus Supplement and “Description of Debt Securities” in the Base Prospectus, when taken together, and the statements in the Time of Sale Information under the headings “Description of the Notes” in the Prospectus Supplement and “Description of Debt Securities” in the Base Prospectus, when taken collectively with the statements contained in the final term sheet, insofar as such statements purport to summarize certain provisions of the Indenture and the Securities, are accurate in all material respects.

6.

The Company is not, and, on the date hereof after giving effect to the offering and sale of the Securities in the manner contemplated in the Underwriting Agreement and the Prospectus, will not be, required to be registered as an “investment company” (as defined in the 1940 Act) under the 1940 Act.

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7.

Subject to the assumptions, qualifications and limitations set forth therein, the statements of United States Federal income tax law under the heading “U.S. Federal Income Tax Considerations for U.S. Holders” in the Prospectus Supplement are accurate in all material respects.

8.

No consent or authorization of, approval by, notice to, or filing with, any United States Federal or New York State governmental authority is required under any United States Federal or New York State statute, rule or regulation known by us to be applicable to the Company to be obtained, made or done on or prior to the date hereof by the Company for the execution and delivery by the Company of the Underwriting Agreement, the Supplemental Indenture and the Securities or the issuance and sale today by the Company of the Securities in accordance with the terms of the Indenture and the Underwriting Agreement, except for any consents, authorizations, approvals, notices and filings that have been obtained, made or done and are in full force and effect; provided that we express no opinion in this paragraph 8 with respect to United States Federal or state securities laws.

9.

Under the laws of the State of New York relating to submission to jurisdiction, the Company has, as provided in Section 17 of the Underwriting Agreement and Section 116 of the Indenture, validly and irrevocably submitted to the non-exclusive personal jurisdiction of any state or Federal court located in the Borough of Manhattan in the City of New York in any action brought by any Underwriter or by any person who controls any Underwriter arising out of or based upon the Underwriting Agreement or the Indenture and the transactions contemplated thereby and has validly and irrevocably appointed John Hancock Life Insurance Company (U.S.A.) (the “Agent”) for the purposes described in Section 17 of the Underwriting Agreement and Section 116 of the Indenture, and service of process effected on the Agent in the manner set forth therein will be effective to confer valid personal jurisdiction over the Company. In rendering the foregoing opinion, we express no opinion as to whether any such court would accept such jurisdiction.

10.

The execution and delivery by the Company of the Underwriting Agreement and the Base Indenture did not, the execution and delivery by the Company of the Supplemental Indenture will not, and the issuance and sale today by the Company of the Securities in accordance with the terms of the Indenture and the Underwriting Agreement will not, violate (a) any United States Federal or New York State statute, rule or regulation known by us to be applicable to the Company, (b) any judgment, order or decree of any United States Federal or New York State court or other governmental authority known by us to be binding upon the Company, or (c) the subordinated note guarantee listed in Schedule B hereto to which the Company is a party; provided, that we express no opinion in this paragraph 10 with respect to United States Federal or state securities laws.

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EXHIBIT A-3

FORM OF NEGATIVE ASSURANCE LETTER OF DEBEVOISE & PLIMPTON LLP

(To be delivered pursuant to Section 5(e)

of the Underwriting Agreement)

(i)    The Registration Statement, as of the Effective Date, and the Prospectus, as of the date of the Prospectus Supplement, appeared to us on their face to be appropriately responsive in all material respects to the requirements as to form of the 1933 Act and the applicable rules and regulations of the SEC thereunder, except that we express no view as to (a) the financial statements, the related notes and schedules, and other financial and accounting or statistical data or information contained in or omitted from the Registration Statement or the Prospectus; (b) the statement of eligibility of the Trustee under the Indenture; or (c) Regulation S-T.

(ii)    No facts have come to our attention that have caused us to believe that (a) the Registration Statement, as of the Effective Date, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading; (b) the Time of Sale Information, as of 4:15 p.m. New York City time on May 14, 2020, contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; or (c) the Prospectus, as of the date of the Prospectus Supplement and as of the date and time of the delivery of this letter, contained or contains any untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; except that in each case we express no belief as to (1) the financial statements, the related notes and schedules, and other financial and accounting or statistical data or information contained in or omitted from the Registration Statement, the Time of Sale Information or the Prospectus; (2) the report of management’s assessment of the effectiveness of internal control over financial reporting or the auditor’s attestation report thereon in the Registration Statement, the Time of Sale Information or the Prospectus; or (3) the statement of eligibility of the Trustee under the Indenture.

(iii)    Based exclusively on our review of the SEC’s Internet site page of stop orders at http://www.sec.gov/litigation/stoporders.shtml and the notice of effectiveness of the Registration Statement posted on the SEC’s EDGAR database, the Registration Statement has become effective under the 1933 Act pursuant to Rule 467(b) and, to our knowledge, no stop order suspending the effectiveness of the Registration Statement has been issued under the 1933 Act and no proceedings for such purpose are pending before the SEC.

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EXHIBIT A-4

FORM OF OPINION OF IN-HOUSE INSURANCE REGULATORY COUNSEL

(To be delivered pursuant to Section 5(g) of the Underwriting Agreement)

Such counsel is of the opinion that the statements in the Company’s annual information form dated February 12, 2020 under the caption “Government Regulation”, incorporated by reference in the Time of Sale Prospectus and the Prospectuses, as amended or supplemented, if applicable, insofar as such statements constitute general descriptions of the legal and regulatory environments within which the Company and its subsidiaries operate, have been reviewed by such counsel and fairly present and summarize, in all material respects, the matters referred to therein.

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